May 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HPS Real Assets Lending Company LP has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, which was filed with the U.S. Securities and Exchange Commission on May 14, 2026.

Sincerely,

/s/ Robert Busch
Chief Financial Officer and Principal Accounting Officer
HPS Real Assets Lending Company LP

HPS Investment Partners, LLC | 40 West 57th Street, 33rd Floor, New York, NY 10019